Minefinders Corporation Ltd
Common Shares
602900102
May 31, 2003


CUSIP 602900102
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,974,600

6. 15,840

7. 1,974,600

8. 15,840

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Minefinders Corporation Ltd.
(b) 2288-1177 West Hastings Street
    Vancouver, BC
    V6E 2K3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 602900102

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,974,600
    (ii) 15,840
    (iii) 1,974,600
    (iv)  15,840

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
June 5, 2003
Neal Nenadovic
Chief Financial Officer